EXHIBIT 2

FORM OF AMENDMENT TO LLC AGREEMENT

RESOLVED:	That the LLC Agreement be amended by deleting therefrom Section 2.6 thereof in its entirety and substituting the following:

“Term.  The Company will terminate and dissolve as set forth herein on the earlier of July 1, 2017 or the dissolution prior thereto pursuant to the provisions hereof; provided, however, that the Board of Managers may twice extend the time of termination and dissolution beyond July 1, 2017, with each such extension being for a period of not more than one year as determined by the Board of Managers and, provided further, with the approval of the Board of Managers, Members, by the vote of a Majority in Interest of the Members, may extend the time of termination and dissolution of the Company to any date.”